Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES THIRD QUARTER 2020 RESULTS

Operational and financial achievements with disciplined acquisition accelerating momentum into a rising price environment; increasing estimated 2021 free cash flow to $300 million

SPRING, Texas – October 29, 2020...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the third quarter ended September 30, 2020.

- *Increasing 2021 free cash flow estimate due to improved current strip and continuing capital and operational efficiencies; investment to be limited to maintenance capital;*
- *At-market acquisition of Montage Resources expected to close following Montage shareholder vote on November 12; on track for $30 million acquisition synergies;*
- *Borrowing base reaffirmed at $1.8 billion; increases to $2.0 billion following acquisition closing; asset coverage from combined portfolio exceeds borrowing base;*
- *Peer leading maturity runway maintained through equity and senior notes issuance; Montage senior notes called subject to closing;*
- *Continuous innovation driving record low single-well cost of $491 per lateral foot; second half average expected to be below $650 per lateral foot;*
- *Total production of 221 Bcfe; includes 1.9 Bcf per day of gas and 87 MBbls per day of liquids;*
- *Realized $97 million in cash derivative settlements bringing year-to-date total to $310 million from rigorous hedging program; and*
- *Published 7th Annual Corporate Responsibility report for 2019. Key environmental highlights include:*
  - *Reported lowest GHG intensity among AXPC peers in annual EHS Survey*
  - *Methane intensity 85% better than the target set by ONE Future*
  - *Fresh water neutral for the fourth year in a row; 100% of fresh water usage offset through recycling and conservation projects*

“We have executed a disciplined repositioning strategy back to free cash flow in 2021 by decreasing debt, maintaining strong liquidity and leading maturity runway, reducing structural costs and improving capital efficiency,” said Bill Way, Southwestern Energy President and Chief Executive Officer.

“Further building on the Company’s strengths, our attention is focused on optimizing free cash flow generation and further debt reduction. These plans are underpinned by a returns-driven investment strategy at maintenance capital benefiting from innovation and technology to drive further well performance improvements and cost efficiencies, all while dynamically hedging, realizing the full synergies of a value-adding acquisition and driving enhanced returns for shareholders,” continued Way.

Financial Results

For the quarter ended September 30, 2020, Southwestern Energy recorded a net loss of $593 million, or ($1.04) per diluted share, including $361 million of non-cash impairments and a $289 million non-cash loss on unsettled mark-to-market derivatives due to rising prices in future periods. This compares to net income of $49 million, or $0.09 per diluted share in the third quarter of 2019.

Adjusted net income (non-GAAP), which excludes the non-cash items noted above, was $47 million, or $0.08 per diluted share in the third quarter of 2020, compared to adjusted net income of $44 million, or $0.08 per diluted share for the prior year period, as decreased revenues due to lower prices were offset by decreased depreciation, depletion and amortization expense. Adjusted EBITDA (non-GAAP) was $154 million, net cash provided by operating activities was $153 million and net cash flow (non-GAAP) was $135 million.

FINANCIAL STATISTICS	For the three months ended September 30,		For the nine months ended September 30,	
(in millions)	**2020**	2019	**2020**	2019
Net income (loss)	$ **(593)**	$ 49	$ **(3,020)**	$ 781
Adjusted net income (non-GAAP)	$ **47**	$ 44	$ **102**	$ 229
Diluted earnings (loss) per share	$ **(1.04)**	$ 0.09	$ **(5.48)**	$ 1.44
Adjusted diluted earnings per share (non-GAAP)	$ **0.08**	$ 0.08	$ **0.18**	$ 0.42
Adjusted EBITDA (non-GAAP)	$ **154**	$ 202	$ **466**	$ 707
Net cash provided by operating activities	$ **153**	$ 196	$ **407**	$ 739
Net cash flow (non-GAAP)	$ **135**	$ 185	$ **413**	$ 667
Total capital investments [(1)]	$ **223**	$ 240	$ **705**	$ 933

(1) Capital investments on the cash flow statement include decreases of $7 million and $53 million for the three months ended September 30, 2020 and 2019, respectively, and increases of $1 million and $52 million for the nine months ended September 30, 2020 and 2019, respectively, relating to the change in accrued expenditures between periods.

As indicated in the table below, third quarter 2020 weighted average realized price, including $0.35 per Mcfe of transportation expenses, was $1.34 per Mcfe before the impact of derivatives, down 22% from $1.72 per Mcfe in the prior year period. The decrease was primarily due to an 11% decrease in NYMEX Henry Hub and a 27% decrease in West Texas Intermediate (WTI). Third quarter 2020 weighted average realized price before transportation expenses was $1.69 per Mcfe.

The Company realized $97 million in cash-settled derivative gains during the third quarter, a $0.44 per Mcfe uplift, bringing year-to-date gains to $310 million. Included in the third quarter settled derivative gains is a $20 million gain related to natural gas basis hedges, which protected the Company from widening basis differentials in the Appalachia basin.

During the third quarter, the Company completed two capital market transactions related to the announced acquisition of Montage Resources. Net proceeds of $152 million from the issuance of 63.25 million shares of common stock and $350 million of 8.375% Senior Notes due 2028 will be used to fund a redemption of outstanding Montage Senior Notes due 2023 upon the anticipated close of the acquisition in the fourth quarter.

As of September 30, 2020, Southwestern Energy had total debt of $2.47 billion and a cash balance of $95 million, with a leverage ratio of 3.2x. At the end of the third quarter, the Company had no borrowings under its revolving credit facility with $203 million in outstanding letters of credit. In October, the Company announced its borrowing base had been reaffirmed at $1.8 billion, with commitments to increase to $2.0 billion upon the closing of the Montage acquisition.

Realized Prices *(includes transportation costs)*	For the three months ended September 30,		For the nine months ended September 30,	
	2020	2019	**2020**	2019
Natural Gas Price:				
NYMEX Henry Hub price *($/MMBtu)* [1]	$ **1.98**	$ 2.23	$ **1.88**	$ 2.67
Discount to NYMEX [2]	**(0.89)**	(0.78)	**(0.68)**	(0.63)
Realized gas price per Mcf, excluding derivatives	$ **1.09**	$ 1.45	$ **1.20**	$ 2.04
Gain (loss) on settled financial basis derivatives *($/Mcf)*	**0.12**	(0.01)	**0.06**	(0.02)
Gain on settled commodity derivatives *($/Mcf)*	**0.31**	0.43	**0.39**	0.18
Realized gas price per Mcf, including derivatives	$ **1.52**	$ 1.87	$ **1.65**	$ 2.20
Oil Price, per Bbl:				
WTI oil price	$ **40.93**	$ 56.45	$ **38.32**	$ 57.06
Discount to WTI	**(11.47)**	(9.91)	**(10.12)**	(9.92)
Realized oil price, excluding derivatives	$ **29.46**	$ 46.54	$ **28.20**	$ 47.14
Realized oil price, including derivatives	$ **46.69**	$ 49.67	$ **44.97**	$ 49.74
NGL Price, Per Bbl:				
Realized NGL price, excluding derivatives	$ **10.34**	$ 8.89	$ **8.37**	$ 11.24
Realized NGL price, including derivatives	$ **10.50**	$ 11.93	$ **9.85**	$ 13.18
Percentage of WTI, excluding derivatives	**25%**	16%	**22%**	20%
Total Weighted Average Realized Price:				
Excluding derivatives *($/Mcfe)*	$ **1.34**	$ 1.72	$ **1.36**	$ 2.21
Including derivatives *($/Mcfe)*	$ **1.78**	$ 2.16	$ **1.86**	$ 2.41

(1) Based on last day monthly futures settlement prices.
(2) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

Operational Results
Total production for the quarter ended September 30, 2020 was 221 Bcfe, comprised of 78% natural gas, 18% NGLs and 4% oil. Capital investments totaled $223 million for the third quarter, with 16 wells drilled, 25 wells completed and 30 wells placed to sales. Third quarter wells to sales averaged $664 per lateral foot. During the quarter, the Company continued to progress operational efficiencies and drive further cost reductions, including averaging 15 stages completed per day on a 7-well pad. As a result of these improvements, the Company is on track to deliver well costs below the targets announced in the second quarter.

Operating Statistics	For the three months ended September 30,		For the nine months ended September 30,	
	2020	2019	**2020**	2019
Production				
Gas production *(Bcf)*	**173**	158	**487**	449
Oil production *(MBbls)*	**1,294**	1,419	**3,776**	3,210
NGL production *(MBbls)*	**6,687**	5,911	**18,926**	17,011
Total production *(Bcfe)*	**221**	202	**623**	570
Division Production				
Northeast Appalachia *(Bcf)*	**121**	118	**348**	343
Southwest Appalachia *(Bcfe)*	**100**	84	**275**	227
Average unit costs per Mcfe				
Lease operating expenses	$ **0.91**	$ 0.94	$ **0.93**	$ 0.92
General & administrative expenses	$ **0.12** [1]	$ 0.15 [2]	$ **0.13** [1]	$ 0.17 [2]
Taxes, other than income taxes	$ **0.07**	$ 0.08	$ **0.06**	$ 0.09
Full cost pool amortization	$ **0.29**	$ 0.58	$ **0.40**	$ 0.57

(1) Excludes $3 million in Montage acquisition-related expenses for the three and nine months ended September 30, 2020 and $12 million in restructuring charges for the nine months ended September 30, 2020.

(2) Excludes $4 million and $9 million of restructuring charges for the three and nine months ended September 30, 2019, respectively. Excludes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building and $3 million of legal settlement charges for the three and nine months ended September 30, 2019.

Southwest Appalachia – In the third quarter, total production was 100 Bcfe, with liquids production of 87 MBbls per day. The Company drilled seven wells, completed 12 wells and placed 12 wells to sales. The average lateral length of wells to sales was 13,206 feet, and included six wells in the rich area and six wells in the super rich area. All six of the rich wells were online for at least 30 days and had an average 30-day rate of 25.0 MMcfe per day, and all six of the super rich wells were online for at least 30 days and had an average 30-day rate of 14.5 MMcfe per day, including 63% liquids.

Northeast Appalachia – Third quarter production was 121 Bcf. There were nine wells drilled, 13 wells completed and 18 wells put to sales with an average lateral length of 9,455 feet. The 17 wells that were online for at least 30 days were all Lower Marcellus wells, with an average 30-day rate of 15.0 MMcf per day.

E&P Division Results	For the three months ended September 30, 2020		For the nine months ended September 30, 2020	
	Northeast	Southwest	Northeast	Southwest
Gas production *(Bcf)*	121	52	348	139
Liquids production				
Oil *(MBbls)*	—	1,290	—	3,764
NGL *(MBbls)*	—	6,687	—	18,924
Production *(Bcfe)*	121	100	348	275
Gross operated production September 2020 *(MMcfe/d)*	1,630	1,850		
Net operated production September 2020 *(MMcfe/d)*	1,334	1,147		
Capital investments *($ in millions)*				
Drilling and completions, including workovers	$ 82	$ 78	$ 268	$ 275
Land acquisition and other	9	9	14	22
Capitalized interest and expense	7	30	17	89
Total capital investments	$ 98	$ 117	$ 299	$ 386
Gross operated well activity summary				
Drilled	9	7	45	39
Completed	13	12	37	41
Wells to sales	18	12	34	39
Average well cost on wells to sales *(in millions)*	$ 6.6	$ 8.3	$ 6.6	$ 8.7
Average lateral length *(in ft)*	9,455	13,206	9,464	12,358
Total weighted average realized price per Mcfe, excluding derivatives	$ 1.09	$ 1.65	$ 1.27	$ 1.47

Conference Call

Southwestern Energy will host a conference call on Friday, October 30, 2020 at 9:30 a.m. Central to discuss third quarter 2020 results. To participate, dial US toll-free 877-883-0383, or international 412-902-6506 and enter access code 7104794. A live webcast will be available at ir.swn.com and a replay will be archived following the call.

To listen to a replay of the call, dial 877-344-7529, International 412-317-0088, or Canada Toll Free 855-669-9658. Enter replay access code 10148744. The replay will be available until November 30, 2020.

About Southwestern Energy

Southwestern Energy Company is an independent energy company engaged in natural gas, natural gas liquids and oil exploration, development, production and marketing. For additional information, visit our website www.swn.com.

Investor Contact

Brittany Raiford
Director, Investor Relations
(832) 796-7906
brittany_raiford@swn.com

Bernadette Butler
Investor Relations Advisor
(832) 796-6079
bernadette_butler@swn.com

Forward Looking Statement

Certain statements and information herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "attempt," "appears," "forecast," "outlook," "estimate," "project," "potential," "may," "will," "are likely," "guidance," "goal," "model," "target," "budget" and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. Statements may be forward looking even in the absence of these particular words. Examples of forward-looking statements include, but are not limited to, statements regarding generation of free cash flow and synergies upon closing of the acquisition ("Proposed Transaction") of Montage Resources Corporation ("Montage"). These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. The forward-looking statements contained in this document are largely based on our expectations for the future, which reflect certain estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions, operating trends, and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. As such, management's assumptions about future events may prove to be inaccurate. For a more detailed description of the risks and uncertainties involved, see "Risk Factors" in our most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events, changes in circumstances, or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. Management cautions you that the forward looking statements contained herein are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements herein include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas, oil and natural gas liquids ("NGLs"), including regional basis differentials and the impact of reduced demand for our production and products in which our production is a component due to governmental and societal actions taken in response to the COVID-19 pandemic; our ability to fund our planned capital investments; a change in our credit rating, an increase in interest rates and any adverse impacts from the discontinuation of the London Interbank Offered Rate; the extent to which lower commodity prices impact our ability to service or refinance our existing debt; the impact of volatility in the financial markets or other global economic factors, including the impact of COVID-19; difficulties in appropriately allocating capital and resources among our strategic opportunities; the timing and extent of our success in discovering, developing, producing and estimating reserves; our ability to maintain leases that may expire if

6

production is not established or profitably maintained; our ability to realize the expected benefits from the Proposed Transaction; the consummation of or failure to consummate the Proposed Transaction and the timing thereof; costs in connection with the Proposed Transaction; integration of operations and results subsequent to the Proposed Transaction; our ability to transport our production to the most favorable markets or at all; the impact of government regulation, including changes in law, the ability to obtain and maintain permits, any increase in severance or similar taxes, and legislation or regulation relating to hydraulic fracturing, climate and over-the-counter derivatives; the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally; the effects of weather; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; credit risk relating to the risk of loss as a result of non-performance by our counterparties; and any other factors listed in the reports we have filed and may file with the SEC that are incorporated by reference herein. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

###

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(in millions, except share/per share amounts)	For the three months ended September 30, 2020	For the three months ended September 30, 2019	For the nine months ended September 30, 2020	For the nine months ended September 30, 2019
Operating Revenues:				
Gas sales	$ 199	$ 238	$ 611	$ 943
Oil sales	40	67	111	153
NGL sales	68	52	158	191
Marketing	219	279	645	1,004
Other	1	—	4	2
	527	636	1,529	2,293
Operating Costs and Expenses:				
Marketing purchases	226	288	675	1,022
Operating expenses	202	189	577	523
General and administrative expenses	31	42	89	119
Montage acquisition-related expenses	3	—	3	—
Restructuring charges	—	4	12	9
Loss on sale of operating assets	—	—	—	3
Depreciation, depletion and amortization	70	125	267	352
Impairments	361	2	2,495	8
Taxes, other than income taxes	15	15	38	51
	908	665	4,156	2,087
Operating Income (Loss)	(381)	(29)	(2,627)	206
Interest Expense:				
Interest on debt	43	42	123	125
Other interest charges	2	2	7	5
Interest capitalized	(23)	(27)	(67)	(84)
	22	17	63	46
Gain (Loss) on Derivatives	(192)	100	38	220
Gain on Early Extinguishment of Debt	—	7	35	7
Other Income (Loss), Net	2	(2)	3	(7)
Income (Loss) Before Income Taxes	(593)	59	(2,614)	380
Provision (Benefit) for Income Taxes:				
Current	—	(1)	(2)	(1)
Deferred	—	11	408	(400)
	—	10	406	(401)
Net Income (Loss)	$ (593)	$ 49	$ (3,020)	$ 781
Earnings (Loss) Per Common Share:				
Basic	$ (1.04)	$ 0.09	$ (5.48)	$ 1.45
Diluted	$ (1.04)	$ 0.09	$ (5.48)	$ 1.44
Weighted Average Common Shares Outstanding:				
Basic	571,872,413	539,221,101	551,162,559	539,315,170
Diluted	571,872,413	540,038,187	551,162,559	540,442,649

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2020		December 31, 2019
ASSETS	*(in millions)*		
Current assets:			
Cash and cash equivalents	$	**95**	$ 5
Accounts receivable, net		**239**	345
Derivative assets		**238**	278
Other current assets		**41**	51
Total current assets		**613**	679
Natural gas and oil properties, using the full cost method, including $1,379 million as of September 30, 2020 and $1,506 million as of December 31, 2019 excluded from amortization		**25,969**	25,250
Other		**500**	520
Less: Accumulated depreciation, depletion and amortization		**(23,247)**	(20,503)
Total property and equipment, net		**3,222**	5,267
Operating lease assets		**145**	159
Deferred tax assets		**—**	407
Other long-term assets		**177**	205
Total long-term assets		**322**	771
TOTAL ASSETS	$	**4,157**	$ 6,717
LIABILITIES AND EQUITY			
Current liabilities:			
Accounts payable	$	**416**	$ 525
Taxes payable		**47**	59
Interest payable		**56**	51
Derivative liabilities		**287**	125
Current operating lease liabilities		**33**	34
Other current liabilities		**30**	54
Total current liabilities		**869**	848
Long-term debt		**2,450**	2,242
Long-term operating lease liabilities		**107**	119
Long-term derivative liabilities		**188**	111
Pension and other postretirement liabilities		**35**	43
Other long-term liabilities		**124**	108
Total long-term liabilities		**2,904**	2,623
Commitments and contingencies			
Equity:			
Common stock, $0.01 par value; 1,250,000,000 shares authorized; issued 649,899,653 shares as of September 30, 2020 and 585,555,923 shares as of December 31, 2019		**7**	6
Additional paid-in capital		**4,882**	4,726
Accumulated deficit		**(4,271)**	(1,251)
Accumulated other comprehensive loss		**(32)**	(33)
Common stock in treasury, 44,353,224 shares as of September 30, 2020 and December 31, 2019		**(202)**	(202)
Total equity		**384**	3,246
TOTAL LIABILITIES AND EQUITY	$	**4,157**	$ 6,717

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in millions)	For the nine months ended September 30,	
	2020	2019
Cash Flows From Operating Activities:		
Net income (loss)	$ **(3,020)**	$ 781
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation, depletion and amortization	**267**	352
Amortization of debt issuance costs	**6**	5
Impairments	**2,495**	8
Deferred income taxes	**408**	(400)
(Gain) loss on derivatives, unsettled	**272**	(108)
Stock-based compensation	**2**	6
Gain on early extinguishment of debt	**(35)**	(7)
Loss on sale of assets	**—**	3
Other	**3**	11
Change in assets and liabilities		
Accounts receivable	**106**	257
Accounts payable	**(129)**	(124)
Taxes payable	**(12)**	(3)
Interest payable	**3**	2
Inventories	**3**	(2)
Other assets and liabilities	**38**	(42)
Net cash provided by operating activities	**407**	739
Cash Flows From Investing Activities:		
Capital investments	**(700)**	(877)
Proceeds from sale of property and equipment	**2**	42
Net cash used in investing activities	**(698)**	(835)
Cash Flows From Financing Activities:		
Payments on long-term debt	**(72)**	(43)
Payments on revolving credit facility	**(1,449)**	—
Borrowings under revolving credit facility	**1,415**	—
Change in bank drafts outstanding	**(9)**	(11)
Proceeds from issuance of long-term debt	**350**	—
Debt issuance costs	**(5)**	—
Purchase of treasury stock	**—**	(21)
Proceeds from issuance of common stock	**152**	—
Cash paid for tax withholding	**(1)**	(1)
Net cash provided by (used in) financing activities	**381**	(76)
Increase (decrease) in cash and cash equivalents	**90**	(172)
Cash and cash equivalents at beginning of year	**5**	201
Cash and cash equivalents at end of period	$ **95**	$ 29

Hedging Summary

A detailed breakdown of derivative financial instruments and financial basis positions as of September 30, 2020, including the remainder of 2020 and excluding those positions that settled in the first, second and third quarters, is shown below. Please refer to the Company's quarterly report on Form 10-Q to be filed with the Securities and Exchange Commission for complete information on the Company's commodity and basis protection.

| | Volume (Bcf) | Weighted Average Price per MMBtu | | | |
		Swaps	Sold Puts	Purchased Puts	Sold Calls
Natural gas					
2020					
Fixed price swaps	91	$ 2.46	$ —	$ —	$ —
Two-way costless collars	57	—	—	2.45	2.75
Three-way costless collars	25	—	2.19	2.58	2.96
Total	173				
2021					
Fixed price swaps	93	$ 2.67	$ —	$ —	$ —
Two-way costless collars	166	—	—	2.51	2.89
Three-way costless collars	291	—	2.16	2.49	2.84
Total	550				
2022					
Fixed price swaps	37	$ 2.75	$	$	$
Two-way costless collars	32	—	—	2.17	2.88
Three-way costless collars	116	—	2.07	2.44	2.87
Total	185				
2023					
Three-way costless collars	25	$ —	$ 2.07	$ 2.48	$ 3.18

Natural gas financial basis positions	Volume (Bcf)	Basis Differential ($/MMBtu)
Q4 2020		
Dominion South	35	$ (0.51)
TCO	11	$ (0.43)
TETCO M3	20	$ (0.07)
Total	66	$ (0.37)
2021		
Dominion South	71	$ (0.47)
TCO	22	$ (0.36)
TETCO M3	62	$ 0.37
Total	155	$ (0.12)
2022		
Dominion South	69	$ (0.51)
TCO	16	$ (0.37)
TETCO M3	42	$ (0.19)
Total	127	$ (0.38)

| | Volume | Weighted Average Price per Bbl | | | |
		Swaps	Sold Puts	Purchased Puts	Sold Calls
	(MBbls)				
Oil					
2020					
Fixed price swaps [(1)]	584	$ 75.44	$ —	$ —	$ —
Two-way costless collars	261	—	—	56.76	59.75
Three-way costless collars	404	—	43.71	52.85	57.78
Total	1,249				
2021					
Fixed price swaps	2,574	$ 52.84	$ —	$ —	$ —
Three-way costless collars	1,445	—	43.52	53.25	58.14
Total	4,019				
2022					
Fixed price swaps	762	$ 48.85	$ —	$ —	$ —
Three-way costless collars	666	—	42.50	53.20	58.00
Total	1,428				
2023					
Three-way costless collars	111	$ —	$ 30.00	$ 40.00	$ 57.85
Ethane					
2020					
Fixed price swaps	2,629	$ 8.62	$ —	$ —	$ —
2021					
Fixed price swaps	5,889	$ 7.12	$ —	$ —	$ —
Two-way costless collars	584	—	—	7.14	10.40
Total	6,473				
2022					
Fixed price swaps	190	$ 7.41	$ —	$ —	$ —
Two-way costless collars	135	—	—	7.56	9.66
Total	325				
Propane					
2020					
Fixed price swaps	1,435	$ 23.11	$ —	$ —	$ —
Two-way costless collars	92	—	—	25.20	29.40
Total	1,527				
2021					
Fixed price swaps	4,298	$ 19.99	$ —	$ —	$ —
2022					
Fixed price swaps	156	$ 19.25	$ —	$ —	$ —
Normal Butane					
2020					
Fixed price swaps	195	$ 22.44	$ —	$ —	$ —
Natural Gasoline					
2020					
Fixed price swaps	184	$ 34.59	$ —	$ —	$ —

(1) Includes 448 MBbls of purchased fixed price oil swaps at $33.94 per barrel and 1,032 MBbls of sold fixed price oil swaps at $57.44 per barrel.

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are net debt, adjusted net income, adjusted diluted earnings per share and adjusted EBITDA, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	**2020**	2019
Adjusted net income:		*(in millions)*		
Net income (loss)	**$ (593)**	$ 49	**$ (3,020)**	$ 781
Add back (deduct):				
Montage acquisition-related expenses	**3**	—	**3**	—
Restructuring charges	**—**	4	**12**	9
Impairments	**361**	2	**2,495**	8
Loss on sale of assets	**—**	—	**—**	3
(Gain) loss on derivatives, unsettled	**289**	(12)	**272**	(108)
Gain on early extinguishment of debt	**—**	(7)	**(35)**	(7)
Legal settlement charges	**1**	3	**1**	3
Non-cash pension settlement loss	**—**	1	**—**	5
Other loss [1]	**1**	7	**—**	10
Adjustments due to discrete tax items [2]	**139**	1	**1,020**	(494)
Tax impact on adjustments	**(154)**	(4)	**(646)**	19
Adjusted net income	**$ 47**	$ 44	**$ 102**	$ 229

(1) Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the three and nine months ended September 30, 2019.
(2) 2020 primarily relates to the recognition of a valuation allowance. 2019 primarily relates to the release of the valuation allowance. The Company expects its 2020 income tax rate to be 23.5% before the impacts of any valuation allowance.

Adjusted diluted earnings per share:	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	**2020**	2019
Diluted earnings (loss) per share	**$ (1.04)**	$ 0.09	**$ (5.48)**	$ 1.44
Add back (deduct):				
Montage acquisition-related expenses	**0.01**	—	**0.01**	—
Restructuring charges	**—**	0.01	**0.02**	0.02
Impairments	**0.63**	0.00	**4.50**	0.01
Loss on sale of assets	**—**	—	**—**	0.00
(Gain) loss on derivatives, unsettled	**0.50**	(0.02)	**0.50**	(0.20)
Gain on early extinguishment of debt	**—**	(0.01)	**(0.06)**	(0.01)
Legal settlement charges	**0.00**	0.01	**0.00**	0.01
Non-cash pension settlement loss	**—**	0.00	**—**	0.01
Other loss [1]	**0.00**	0.01	**—**	0.01
Adjustments due to discrete tax items [2]	**0.24**	0.00	**1.84**	(0.91)
Tax impact on adjustments	**(0.26)**	(0.01)	**(1.15)**	0.04
Adjusted diluted earnings per share	**$ 0.08**	$ 0.08	**$ 0.18**	$ 0.42

(1) Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the three and nine months ended September 30, 2019.

(2) 2020 primarily relates to the recognition of a valuation allowance. 2019 primarily relates to the release of the valuation allowance. The Company expects its 2020 income tax rate to be 23.5% before the impacts of any valuation allowance.

Net cash flow:	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	**2020**	2019
	(in millions)			
Net cash provided by operating activities	**$ 153**	$ 196	**$ 407**	$ 739
Add back (deduct):				
Changes in operating assets and liabilities	**(21)**	(22)	**(9)**	(88)
Montage acquisition-related expenses	**3**	—	**3**	—
Restructuring charges	**—**	4	**12**	9
Other loss [1]	**—**	7	**—**	7
Net cash flow	**$ 135**	$ 185	**$ 413**	$ 667

(1) Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the three and nine months ended September 30, 2019.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	**2020**	2019
Adjusted EBITDA:		*(in millions)*		
Net income (loss)	**$ (593)**	$ 49	**$ (3,020)**	$ 781
Add back (deduct):				
Interest expense	**22**	17	**63**	46
Provision (benefit) for income taxes	**—**	10	**406**	(401)
Depreciation, depletion and amortization	**70**	125	**267**	352
Montage acquisition-related expenses	**3**	—	**3**	—
Restructuring charges	**—**	4	**12**	9
Impairments	**361**	2	**2,495**	8
Loss on sale of assets	**—**	—	**—**	3
(Gain) loss on derivatives, unsettled	**289**	(12)	**272**	(108)
Gain on early extinguishment of debt	**—**	(7)	**(35)**	(7)
Legal settlement charges	**1**	3	**1**	3
Non-cash pension settlement loss	**—**	1	**—**	5
Other loss [(1)]	**1**	8	**—**	10
Stock-based compensation expense	**—**	2	**2**	6
Adjusted EBITDA	**$ 154**	$ 202	**$ 466**	$ 707

(1)   Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the three and nine months ended September 30, 2019.

	September 30, 2020
Net debt:	*(in millions)*
Total debt [(1)]	$ 2,471
Subtract:	
Cash and cash equivalents	(95)
Net debt	$ 2,376

(1)   Does not include $21 million of unamortized debt discount and issuance expense.

	September 30, 2020
Net debt to EBITDA:	*(in millions)*
Net debt	$ 2,376
Adjusted EBITDA [(1)]	$ 732
Net debt to EBITDA	3.2x

(1)   Adjusted EBITDA for the twelve months ended September 30, 2020.